UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On June 7, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing a $984.5 million asset-backed securitization. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 8.01. Other Events

On June 9, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing Michael L. Sawyer, Chief Executive Officer of Saxon will be presenting at the Morgan Stanley Small Cap Investor Conference in New York City on June 15, 2006 at 10:30 a.m Eastern Time. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

   99.1 Press Release dated June 7, 2006.

   99.2 Press Release dated June 9, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Carrie J. Pettitt

Carrie J. Pettitt

Vice President and Controller

Date: June 9, 2006

INDEX TO EXHIBITS

Exhibits

99.1 Press Release dated June 7, 2006.

99.2 Press Release dated June 9, 2006.

Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
(804) 967-7879

Ms. Meagan L. Green
Investor Relations Analyst
(804) 935-5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces $984.5 Million Asset-Backed Securitization

GLEN ALLEN, VA. (June 7, 2006) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced the securitization by its affiliate, Saxon Asset Securities Company, and the related offering by Saxon Asset Securities Trust 2006-2 ("SAST 2006-2") of $984.5 million of certificates backed by conforming and non-conforming mortgage loans transferred to the trust in the securitization. The securitization lead manager is Credit Suisse, and co-managers are Banc of America Securities LLC, JPMorgan, Merrill Lynch & Co, and RBS Greenwich Capital. The certificates are offered pursuant to a Prospectus dated April 26, 2006 and Prospectus Supplement dated June 5, 2006.

The certificates will represent individual ownership interests in the SAST 2006-2 trust, which will be structured as a REMIC for federal income tax purposes, and as a financing for financial accounting purposes. The assets of the trust will include three groups of mortgage loans secured by one-to-four family residential properties. Saxon will use the proceeds from the securitization to provide long-term financing of the mortgage loans and for general corporate purposes.

Securities	Amount	Benchmark	Spread/ Margin	Coupon	Ratings: Moody's/S&P/ Fitch
A-1	$197,376,000	1 Month LIBOR	0.130%	L + 0.130%	Aaa/AAA/AAA
A-2	$197,374,000	1 Month LIBOR	0. 130%	L + 0.130%	Aaa/AAA/AAA
A-3A	$206,173,000	1 Month LIBOR	0. 030%	L + 0. 030%	Aaa/AAA/AAA
A-3B	$58,031,000	1 Month LIBOR	0. 090%	L + 0. 090%	Aaa/AAA/AAA
A-3C	$101,549,000	1 Month LIBOR	0. 150%	L + 0. 150%	Aaa/AAA/AAA
A-3D	$28,997,000	1 Month LIBOR	0.240%	L + 0. 240%	Aaa/AAA/AAA
M-1	$37,500,000	1 Month LIBOR	0. 290%	L + 0. 290%	Aa1/AA+/AA+
M-2	$34,500,000	1 Month LIBOR	0. 300%	L + 0. 300%	Aa2/AA+/AA+
M-3	$22,000,000	1 Month LIBOR	0. 320%	L + 0. 320%	Aa3/AA/AA
M-4	$18,500,000	1 Month LIBOR	0. 350%	L + 0. 350%	A1/AA-/AA-
M-5	$18,500,000	1 Month LIBOR	0.390%	L + 0.390%	A2/A+/A+
M-6	$16,000,000	1 Month LIBOR	0.460%	L + 0.460%	A3/A/A
B-1	$16,000,000	1 Month LIBOR	0.900%	L + 0.900%	Baa1/A-/A-
B-2	$13,500,000	1 Month LIBOR	1.150%	L + 1.150%	Baa2/BBB+/BBB+
B-3	$8,500,000	1 Month LIBOR	1.900%	L + 1.900%	Baa3/BBB/BBB
B-4	$10,000,000	1 Month LIBOR	2.500%	L + 2.500%	Ba1/BBB-/BBB-
	$984,500,000				

Copies of the Prospectus and Prospectus Supplement relating to the certificates may be obtained from the Company.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of March 31, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be

aware that all information in this news release is as of June 7, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Exhibit 99.2

NEWS RELEASE



Contact:

Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. to Present at Morgan Stanley's Small Cap Executive Conference

GLEN ALLEN, VA. (June 9, 2006) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), announced today that Michael L. Sawyer, Chief Executive Officer of Saxon will be presenting at the Morgan Stanley Small Cap Investor Conference in New York City on June 15, 2006 at 10:30 a.m. Eastern Time.

The presentation will be webcast through Saxon's website: www.saxonmortgage.com, and will be available through July 14, 2006.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of March 31, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of June 9, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.